===========================================================================





                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549


               --------------------------------------------


                                 FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934


               --------------------------------------------


                FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                      COMMISSION FILE NUMBER 33-55090



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  GTSI EMPLOYEES' 401(k) INVESTMENT PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                   GOVERNMENT TECHNOLOGY SERVICES, INC.
                        4100 Lafayette Center Drive
                      Chantilly, Virginia  20151-1200









===========================================================================

                    Government Technology Services, Inc.
                    Employees 401(k) Investment Plan

                    Financial Statements
                    As of December 31, 1995 and 1994
                    Together With Auditors' Report

                   Government Technology Services, Inc.
                     Employees 401(k) Investment Plan


                             Table of Contents

                                                                       Page

Reports of Independent Public Accountants                                 4

Statement of Net Assets Available For Benefits With Fund Information
     As of December 31, 1995                                              6

Statement of Net Assets Available for Benefits With Fund Information
     As of December 31, 1994                                              7

Statement of Changes in Net Assets Available for Benefits With
  Fund Information
     For the Year Ended December 31, 1995                                 8

Notes to Financial Statements
     As of December 31, 1995                                              9

Item 27(a) - Schedule of Assets Held For Investment Purposes
     As of December 31, 1995                                             16

Item 27(d) - Schedule of Reportable Transactions
     For the Year Ended December 31, 1995                                17



Schedules Omitted Because There Were No Such Items
     For the Year Ended December 31, 1995:
          Item 27 (b) - Loans or Fixed Income Obligations Due in
               Default or Classified as Uncollectible
          Item 27 (c) - Leases in Default or Classified as Uncollectible
          Item 27 (e) - Nonexempt Transactions
          Item 27 (f) - Nonexempt Transactions

                 Report of Independent Public Accountants

To the Advisory Committee of the
Government Technology Services, Inc.
Employees 401(k) Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Government Technology Services, Inc., Employees 401(k) Investment Plan (the "Plan") as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's Advisory Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The statement of net assets available for benefits as of December 31, 1994 was audited by other auditors whose report dated June 9, 1995 expressed an unqualified opinion on this statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund.

The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Washington, D.C.                        ARTHUR ANDERSEN LLP
December 15, 1996

                     Report of Independent Accountants

The Advisory Committee
Government Technology Services, Inc. Employees' 401(k) Investment Plan

     We have audited the accompanying statement of net assets available for benefits of Government Technology Services, Inc. Employees' 401(k) Investment Plan (the Plan) as of December 31, 1994. This financial statement is the responsibility of the Plan's management. Our respon-sibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994, in conformity with generally accepted accounting principles.

     Our audit was performed for the purpose of forming an opinion on the basic financial statement taken as a whole. The fund information in the statement of net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

                                        COOPERS & LYBRAND, L.L.P.

Washington, D.C.
June 9, 1995

                   Government Technology Services, Inc.
                     Employees 401(k) Investment Plan

   Statement of Net Assets Available For Benefits With Fund Information
                          As of December 31, 1995

                                                          Participant Directed
                   --------------------------------------------------------------------------------------------------
                     Money                                                                    Guaranteed
                    Market                                                          Common    Investment
                     Fund                        Mutual Funds                        Stock     Contract
                   ----------  ------------------------------------------------   ----------  ----------
                                                        Washington                              Deposit
                    Nations       Cash        Growth      Mutual      Bond Fund                 Admini-      Parti-
                     Bank      Management     Fund of    Investors       of          GTSI      stration      cipant
                     Cash         Trust       America      Fund        America       Stock       Fund         Loans       Total
                  ----------   ----------   ----------  ----------   ----------  ----------   ----------   ----------  ----------

Assets:
 Investments      $      -     $   82,494   $1,333,589  $  971,939   $  437,100  $    13,843  $  144,070   $   54,327  $3,037,362
 Cash                 65,616       -           -           -            -             -           -            -           65,616
 Contributions
  receivable          20,499       -           -           -            -             -           -            -           20,499
                  ----------   ----------   ----------  ----------   ----------  ----------   ----------   ----------  ----------
                      86,115       82,494    1,333,589     971,939      437,100       13,843     144,070       54,327   3,123,477
Liabilities:
 Excess
  contributions
  refundable          -              (363)     (14,397)    (11,377)      (5,610)     -              (669)      -          (32,416)
                  ----------   ----------   ----------  ----------   ----------  ----------   ----------   ----------  ----------

Net assets
 available for
 benefits         $   86,115   $   82,131   $1,319,192  $  960,562   $  431,490  $    13,843  $  143,401   $   54,327  $3,091,061
                  ==========   ==========   ==========  ==========   ==========  ==========   ==========   ==========  ==========








      The accompanying notes are an integral part of this statement.

                   Government Technology Services, Inc.
                     Employees 401(k) Investment Plan

   Statement of Net Assets Available For Benefits With Fund Information
                          As of December 31, 1994

                                                          Participant Directed
                               --------------------------------------------------------------------------------------
                                                                                              Guaranteed
                                                                                    Common    Investment
                                                 Mutual Funds                        Stock     Contract
                               ------------------------------------------------   ----------  ----------
                                                        Washington                              Deposit
                                  Cash        Growth      Mutual      Bond Fund                 Admini-      Parti-
                               Management     Fund of    Investors       of          GTSI      stration      cipant
                                  Trust       America      Fund        America       Stock       Fund         Loans       Total
                               ----------   ----------  ----------   ----------  ----------   ----------   ----------  ----------

Assets:
 Investments                   $   67,097   $  831,253  $  527,850   $  311,977  $   15,028   $  105,991   $   41,512  $1,900,708
 Cash                               2,190       27,189      17,275       10,219         486        3,467       -           60,826
 Contributions receivable             504        6,726       4,580        1,556         778          259       -           14,403
                               ----------   ----------  ----------   ----------  ----------   ----------   ----------  ----------

Net assets available for
 benefits                      $   69,791   $  865,168  $  549,705   $  323,752  $   16,292   $  109,717   $   41,512  $1,975,937
                               ==========   ==========  ==========   ==========  ==========   ==========   ==========  ==========
















      The accompanying notes are an integral part of this statement.

                   Government Technology Services, Inc.
                     Employees 401(k) Investment Plan

               Statement of Changes in Net Assets Available
                    For Benefits With Fund Information
                          As of December 31, 1995

                                                          Participant Directed
                   --------------------------------------------------------------------------------------------------
                     Money                                                                    Guaranteed
                    Market                                                          Common    Investment
                     Fund                        Mutual Funds                        Stock     Contract
                   ----------  ------------------------------------------------   ----------  ----------
                                                        Washington                              Deposit
                    Nations       Cash        Growth      Mutual      Bond Fund                 Admini-      Parti-
                     Bank      Management     Fund of    Investors       of          GTSI      stration      cipant
                     Cash         Trust       America      Fund        America       Stock       Fund         Loans       Total
                  ----------   ----------   ----------  ----------   ----------  ----------   ----------   ----------  ----------

Employee
 contributions    $   86,115   $   24,367   $  343,652  $  240,581   $   84,553  $   13,809   $   41,901   $   -       $  834,978
Interest and
 dividends            -             4,228      105,958      70,473       29,039          24        8,313       -          218,035
Unrealized/realized
 gains and losses
 on investments       -            -           151,038     167,117       32,195     (12,787)          61       -          337,624
                  ----------   ----------   ----------  ----------   ----------  ----------   ----------   ----------  ----------
Total additions       86,115       28,595      600,648     478,171      145,787       1,046       50,275       -        1,390,637
                  ----------   ----------   ----------  ----------   ----------  ----------   ----------   ----------  ----------
Distributions to
 participants         -           (16,935)    (136,653)    (69,021)     (36,547)     (2,126)     (14,231)      -         (275,513)

Transfers between
 funds:
  Between investment
   funds              -               680       (2,895)      6,247       (2,137)     (1,369)        (526)      -           -
  Loans to
   participants       -            -            (9,400)     (5,481)      -           -            (1,869)      16,750      -
  Loan repayments     -            -             2,324         941          635      -                35       (3,935)     -
                  ----------   ----------   ----------  ----------   ----------  ----------   ----------   ----------  ----------
Total transfers       -               680       (9,971)      1,707       (1,502)     (1,369)      (2,360)      12,815      -
                  ----------   ----------   ----------  ----------   ----------  ----------   ----------   ----------  ----------
Net increase
 (decrease)           86,115       12,340      454,024     410,857      107,738      (2,449)      33,684       12,815   1,115,124

Net assets
 available for
 benefits:
Beginning of year     -            69,791      865,168     549,705      323,752      16,292      109,717       41,512   1,975,937
                  ----------   ----------   ----------  ----------   ----------  ----------   ----------   ----------  ----------
End of year       $   86,115   $   82,131   $1,319,192  $  960,562   $  431,490  $   13,843   $  143,401   $   54,327  $3,091,061
                  ==========   ==========   ==========  ==========   ==========  ==========   ==========   ==========  ==========

      The accompanying notes are an integral part of this statement.

                   Government Technology Services, Inc.
                     Employees 401(k) Investment Plan

                       Notes to Financial Statements
                          As of December 31, 1995

1.   Description of Plan:

The following description of the Government Technology Services, Inc. ("GTSI" or the "Company") Employees 401(k) Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more detailed information.

General

The Plan was established effective April 1, 1991, in accordance with
Section 401(k) of the Internal Revenue Code ("IRC"), and was subsequently amended effective April 1, 1991 in order to comply with the Tax Reform Act of 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is a voluntary, defined contribution plan that allows eligible employees to contribute up to 15 percent of their compensation up to a statutory limit. Employees are eligible to participate upon the completion of six months of service and the attainment of 21 years of age.

Contributions

Twice annually, on January 1 and July 1, participants may elect to defer from 1 percent to 15 percent of their annual compensation to any of the funds in which the Plan has invested on a pretax basis, subject to limits detailed in the IRC. In addition, participants may amend their salary deferral election to terminate such election or to increase or decrease the portion of their compensation to be deferred, with such amendments becoming effective on January 1 or July 1. The Plan also contains a feature for discretionary employer contributions. Contributions are subject to limitations to comply with the nondiscrimination requirements of the IRC. The Company made no such contributions to the Plan during the year ended December 31, 1995.

Vesting

Employee contributions and any earnings thereon are fully vested upon receipt by the Plan. A participant's vesting percentage with respect to the discretionary employer contributions is determined according to the following table:

               Years of service         Percentage
               -----------------        ----------
               Less than 2                    0
               2 but less than 3             20
               3 but less than 4             40
               4 but less than 5             60
               5 but less than 6             80
               6 or more                    100

Upon termination from service, that portion of a participant's discretionary employer contribution account in which he or she is not vested is forfeited. Forfeitures are utilized to reduce any employer contributions in the current or future years.

Distributions

Upon termination, participants may elect to withdraw the entire amount of their contribution accounts or delay withdrawal until a future date if their account balances are at least $3,500. Distributions are made in a lump-sum payment, except for investments in the Company's common stock, which shall be distributed in whole shares and cash for any fractional share unless the participant elects to receive the full distribution in cash. Upon the death of a participant, the participant's beneficiary shall be entitled to the unpaid balance of the participant's account. Such beneficiary shall be the participant's spouse unless there is no spouse or another beneficiary is named with the written consent of the spouse.

Loans

Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balances. Loans accrue interest at a rate equivalent to interest rates charged by major financial institutions for comparable loans at the time the loan is made. As of December 31, 1995, interest rates ranged from
8.75 percent to 9.5 percent. Loans are repaid in equal payments, made at least quarterly, over terms generally not exceeding five years. Loans are collateralized as deemed appropriate by the Advisory Committee. Loans to participants are recorded at cost, which approximates market value. In the event of retirement, death, disability, or termination of employment, the loan becomes payable in full.

Rollovers

New employees are permitted to transfer account balances from previous qualified plans to the Plan. Included in employee contributions for the year ended December 31, 1995, is $24,067 of rollovers from other plans.

Plan Administration

The Plan is administered by an Advisory Committee consisting of three individuals appointed by the Board of Directors of GTSI. The Company has contracted with Actuarial Benefits and Design, Inc., to perform record-keeping services for the Plan and with NationsBank Trust Company, N.A. ("the Trustee") to maintain the assets in the Plan. The Company pays certain administrative fees including legal, accounting, and insurance fees. The Plan pays no administrative fees to the Company for the services it provides.

2.   Summary of Accounting Policies:

Accounting Method

The financial statements are prepared on an accrual basis in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions and Related Investment Income

Security transactions are recorded on the trade date, and dividend income is recorded on the dividend date.

Investments

Investments are valued at the last reported sales price on the last business day of the period. Employee contributions are deposited at the direction of the participants with the American Funds Group ("AFG"), the First Colony Life Insurance Company ("FCL"), or NationsBank Trust Company, N.A., where they are accumulated and invested on behalf of the Plan participants. The following presents a brief description of each investment account alternative available for employee contributions during 1995:

Cash Management Trust

This fund invests in money market instruments, such as U.S. Treasury bills, commercial paper, and certificates of deposit. The objective of the fund is to provide current income on cash reserves while preserving capital and maintaining liquidity.

Growth Fund of America

This fund is a diversified mutual fund investing primarily in the common stock of a wide range of companies having potential for long-term growth of capital.

Washington Mutual Investors Fund

This fund invests in stocks of companies offering potential for current income and the opportunity for growth of capital.

Bond Fund of America

This fund invests in bonds with the objective of obtaining a high level of current income while preserving invested capital. At least 60 percent of the fund's assets must be invested in government-guaranteed securities, corporate bonds rated "A" or better, or money market instruments.

GTSI Stock

Employees may direct up to 20 percent of their contributions and may invest up to 20 percent of their account balances in the Company's common stock. Fair values for the GTSI stock are determined using quoted market values based on public sources.

Deposit Administration Fund

This investment offers a return of principal and interest guaranteed at competitive rates by the First Colony Life Insurance Company. As of December 31, 1995, the interest rate of the First Colony Life Insurance Investment Contract was 5.4 percent with a guaranteed minimum interest rate of 4.0 percent. Interest rates are reset throughout the year. As a result, contract value approximates fair value. The average yield for the investment contract during 1995 was 6.5 percent.

On September 23, 1994, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," which states that plan investments should be presented at their fair values at the reporting date, with the exception of a "fully benefit responsive" investment contract, which should be reported at contract value. The Plan's investment contract is "fully benefit responsive" and, as a result, is reported at contract value; which approximates fair value. Thus, the adoption of the SOP did not have a material impact on the Plan's financial statements.

The fair value of the individual assets that represent 5 percent or more of the Plan's net assets as of December 31, 1995 and 1994, is as follows:

                                                1995           1994
                                             ----------     ----------
     Mutual Funds
          Growth Fund of America             $1,319,192     $  865,168
          Washington Mutual Investors Fund      960,562        549,705
          Bond Fund of America                  431,490        323,752

     Guaranteed Investment Contract
          Deposit Administration Fund            -             109,717

Investment income

The statement of changes in net assets available for benefits with fund information includes unrealized and realized gains and losses on investments, which represents the net appreciation (depreciation) in the fair value of investments. Income, expenses, and gains or losses (realized and unrealized) of Plan investments are allocated among participants based upon their respective account balances at the end of each month.

Cash

Cash consists of contributions that have been transferred to the Trustee, but not yet invested in the investment funds.

3.   Benefits Payable:

Benefits are recorded when paid. As of December 31, 1995 and 1994, the account balances of employees who left the Company and requested distributions but have not been approved for payment were $0 and $226,452, respectively. As of December 31, 1995, employees had made excess contributions to the Plan and were due refunds of $32,416.

4.   Federal Income Taxes:

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated June 13, 1995, that after considering proposed amendments necessary to conform the Plan to the provisions of the Tax Reform Act of 1986, the Plan and related trust were designed in accordance with applicable sections of the IRC. The necessary Plan amendment was adopted on February 13, 1996. GTSI and the Plan Administrator believe that the Plan is currently designed and is being operated in compliance with applicable requirements of the IRC. Therefore, GTSI and the Plan Administrator believe that the Plan is qualified and the related trust continues to be tax exempt.

5.   Termination of the Plan:

While the Plan is intended to be permanent, it may be terminated at any time by resolution of the Board of Directors of the Company. Upon termination, no further contributions may be made to the Plan. However, the Advisory Committee will remain in existence and all provisions of the Plan, other that the provisions for contributions, will remain in force subject to review by the Advisory Committee. In the event of Plan termination, participants will become fully vested in their account balances.

6.   Administrative Expenses:

Administrative expenses of the Plan are paid by the Company. Total expenses paid by the Company for the years ended December 31, 1995 and 1994, were $17,746 and $26,338, respectively. The Company also provides administrative support at no cost to the Plan.

7.   Difference Between Form 5500 and Financial Statement Balances:

Pursuant to ERISA provisions, the following is a reconciliation of net assets available for plan benefits at December 31, 1994, as reported in the statements of net assets available for benefits, to net assets as reported on the Form 5500 filed with the IRS. There were no reconciling items at December 31, 1995.

                                                                   1994
                                                                ----------
     Net assets available for plan benefits per
          financial statements                                  $1,975,937
     Contributions receivable                                      (14,403)
     Other                                                          (1,621)
                                                                ----------
     Net assets available for plan benefits per Form 5500       $1,959,913
                                                                ==========
     Employee contributions                                     $  762,910
     Contributions receivable at December 31, 1994                 (14,403)
     Contributions receivable at December 31, 1993                  10,173
                                                                ----------
     Employee contributions per Form 5500                       $  758,680
                                                                ==========

8.   GTSI Acquisition of Falcon Microsystems, Inc.:

On August 16, 1994, the Company acquired all the outstanding shares of stock of Falcon Microsystems, Inc. ("Falcon"). Effective December 31, 1994, a resolution was passed by the GTSI Advisory Committee that terminated the Falcon 401(k) Retirement Savings Plan with no further salary deferrals allowed. Effective January 1, 1995, all Falcon employees satisfying the eligibility requirements of the GTSI 401(k) Plan became eligible to participate in the GTSI 401(k) Plan. The Falcon 401(k) Plan received its final IRS determination letter on January 5, 1996. Assets of the participating employees will be transferred to the GTSI 401(k) Plan subsequent to the completion of the December 31, 1995 audits of the GTSI 401(k) Plan and the Falcon 401(k) Plan.

9.   Party-In-Interest Transaction:

The Plan has invested certain amounts with the Plan's Trustee, NationsBank.

                   Government Technology Services, Inc.
                     Employees 401(k) Investment Plan

       Item 27(a) - Schedule of Assets Held For Investment Purposes
                          As of December 31, 1995


                                                                                 Current
       Identity of Issuer                  Description               Cost         Value
---------------------------------   --------------------------    ----------    ----------

NationsBank Cash                    Money Market Fund             $   86,115    $   86,115

Cash Management Trust               Mutual Fund                       82,494        82,494

Growth Fund of America              Mutual Fund                    1,183,483     1,333,589

Washington Mutual Investors Fund    Mutual Fund                      761,855       971,939

Bond Fund of America                Mutual Fund                      433,831       437,100

GTSI Stock*                         Common Stock                      25,853        13,843

First Colony Life Insurance Group   Guaranteed Investment
 Deposit Administration Fund        Contract, 5.4% at 12/31/95       144,070       144,070

Participant loans                   Fully amortized loans to
                                    participants at 8.75% to
                                    9.5% per annum                    54,327        54,327
                                                                  ----------    ----------

                                    Totals                        $2,772,028    $3,123,477
                                                                  ==========    ==========



* Represents a party-in-interest.






       The accompanying notes are an integral part of this schedule.

                   Government Technology Services, Inc.
                     Employees 401(k) Investment Plan

             Item 27(d) - Schedule of Reportable Transactions
                   For the Year Ended December 31, 1995


Identity of Party                                         Purchase                                   Sales
     Involved                       -------------------------   --------------------------------------------------
   Description       Description      Number of     Purchase     Number of       Sales      Historical     Gain
     of Asset       of Investment   Transactions      Price     Transactions     Price         Cost       (Loss)
------------------  --------------  -------------  ----------   -------------  ----------   ----------  ----------

Growth Fund of
 America            Mutual Fund          20        $  440,420        14        $  146,916   $ 127,418   $   19,498

NationsBank Cash*   Money Market
                     Fund                59         1,384,792        50         1,380,380    1,380,380      -

Washington Mutual
 Investors Fund     Mutual Fund          20           308,011        11            75,365       67,733       7,632



* Represents a party-in-interest.


















       The accompanying notes are an integral part of this schedule.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the employee benefit plan by the undersigned, thereunto duly authorized.

Date:   October 22, 1997

                              GTSI EMPLOYEES' 401(k) INVESTMENT PLAN



                              By:  /s/  H. ROBERT BOEHM
                                  -----------------------------------------
                                   H. Robert Boehm
                                   Vice President, Human Resources and
                                   401(k) Plan Advisory Committee Member

===========================================================================
                             INDEX TO EXHIBITS
===========================================================================
  EXHIBIT |
  NUMBER  | DESCRIPTION
---------------------------------------------------------------------------
   23.1   | Consent of Arthur Andersen LLP
---------------------------------------------------------------------------
   23.2   | Consent of Coopers & Lybrand, L.L.P.
===========================================================================